June 16, 2021

BY EMAIL AND OVERNIGHT MAIL

Kevin Sterzel

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:    SONIM TECHNOLOGIES, INC.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 18, 2021

File No. 001-38907

Dear Mr. Sterzel:

In response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), Sonim Technologies, Inc. (the “Company”) respectfully submits the following response and analysis regarding the Staff’s comment. For ease of reference, we have included below the full text of the Staff comment and respond in turn.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 9 A. Controls and Procedures, page 49

1.

We note you have not included Management’s Report on Internal Control Over Financial Reporting in your Form 10-K for fiscal year 2020. As it appears you became a public company on May 14, 2019, the transition period permitted for omitting the report has expired. As such, please amend your filing to include Management’s Report. Refer to Instruction 1 of Item 308 of Regulation S-K for guidance.

Response of Sonim Technologies, Inc.

The Company has determined that the Company failed to include Management’s Report on Internal Control Over Financial Reporting in the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) because the Company made an error interpreting the transition period set forth in Instruction 1 of Item 308. The Company accordingly intends to file promptly an amendment to the Form 10-K to insert the required disclosure, as follows:

Management’s Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive officer and principal accounting and financial officer and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations in a system of internal control over financial reporting, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake or fraud. Additionally, controls can be circumvented by individuals or groups of persons or by an unauthorized override of controls. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations in our control system, misstatements in our public reports due to error or fraud may occur and not be detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As disclosed in the Original Filing, with respect to the year ended December 31, 2020, we identified a material weakness in our internal control over financial reporting related to the design and implementation of our IT general controls including elevated (administrator) access to financial reporting systems and subsystems. Although we are making efforts to remediate these issues, these efforts may not be sufficient to avoid similar material weaknesses in the future.

Subsequent to the preparation and filing of the Original Filing, on June 3, 2021, we became aware of an error in our interpretation of the transition period set forth in Instruction 1 to Item 308 of Regulation S-K under the Exchange Act, relating to the requirement in Item 308(a) of Regulation S-K to provide a report of management on our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Original Filing contained a statement that the Original Filing did not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, we subsequently determined that the relevant transition period was no longer applicable to our Annual Report on Form 10-K for the year ended December 31, 2020. Accordingly, we were subject to the requirements of Item 308(a) of Regulation S-K for the fiscal year ended December 31, 2020. As a result of the error, management did not perform the assessment of internal control over financial reporting under a suitable, recognized control framework as required by Item 308 for the year ended December 31, 2020. Promptly upon learning of the error, management, with the assistance of an independent consulting firm specializing in financial accounting advisory, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, our management, with the participation of our principal executive officer and principal financial officer, has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective based on those criteria.

In response to the material weakness described above, we retained an independent consulting firm specializing in financial accounting advisory, including internal control over financial reporting, to update our documentation of internal controls and related processes in light of the recent restructuring and outsourcing of many of our key functions.

Management also intends to implement the following remedial measures on a going-forward basis to implement effective internal control over financial reporting:

•	Continue to work with the independent consulting firm described above to test our existing controls and suggest further enhancements;

•	Hire additional qualified accounting and information technology personnel;

•

Regularly review progress on the development, enhancement and testing of internal controls with the audit committee of the board of directors, including specific presentations to the audit committee in such progress.

In addition, as a result of the erroneous interpretation of Item 308 of Regulation S-K, the Company also re-evaluated the effectiveness of its disclosure controls and concluded that its disclosure controls were not effective as of December 31, 2020 or March 31, 2021. The Company therefore also intends to amend the Form 10-K to reflect such conclusion and also intends to file promptly an amendment to its Form 10-Q for the quarter ended March 31, 2021 to reflect such conclusion.

Notwithstanding the above, the Company respectfully believes that, in the context of the overall disclosure in the Form 10-K, the omission of Management’s Report on Internal Control Over Financial Reporting should not render the Form 10-K materially deficient, because the disclosure that was included in Item 9A of the Form 10-K made clear that the Company is required to maintain internal control over financial reporting and indicated that management had identified a material weakness in internal control over financial reporting during the relevant period (“[w]ith respect to the year ended December 31, 2020, we identified a material weakness in our internal controls over financial reporting related to the design and implementation of our IT general controls including elevated (administrator) access to financial reporting systems and subsystems. Although we are making efforts to remediate these issues, these efforts may not be sufficient to avoid similar material weaknesses in the future.”). Pursuant to Item 308(a)(3), “[m]anagement is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.” It was therefore clear to a reasonable investor from the existing disclosure in the Form 10-K that the Company’s internal control over financial reporting was not effective as of December 31, 2020, notwithstanding the technical omission of management’s report. Moreover, the Form 10-K also included a robust risk factor with respect to the material weakness, copied below:

We have identified one material weakness in our internal control over financial reporting which, if not remediated, could result in material misstatements in our financial statements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis. As of December 31, 2020, we have identified one material weakness in internal control over financial reporting that pertain to (i) a deficiency in the design and implementation of ITGCs, including elevated (administrator) access to financial reporting systems and subsystems, which are not appropriately restricted and segregated.

Although we have developed and implemented a plan to remediate the material weakness and believe, based on our evaluation to date, that the material weaknesses will be remediated in a timely fashion, we cannot assure you that this will occur within a specific timeframe. The material weakness will not be remediated until all necessary internal controls have been designed, implemented, tested and determined to be operating effectively. In addition, we may need to take additional measures to address the material weakness or modify the planned remediation steps, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness- will not result in a material misstatement of our consolidated financial statements. Moreover, we cannot assure you that we will not identify additional material weakness in our internal control over financial reporting in the future.

Until we remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected. This failure could negatively affect the market price and trading liquidity of our common units, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties and generally materially and adversely impact our business and financial condition.

Without minimizing the appropriateness of promptly adding the omitted disclosure, the Company believes that, based upon the foregoing reasonable users of the Company’s Form 10-K would have understood that the Company’s internal control over financial reporting was not effective as of December 31, 2020. In that regard, the Company notes for the information of the Staff that it has not received any inquiry from analysts, investors, stockholders or others concerning the omitted disclosure.

Thank you for your consideration of the discussion and analysis in this letter. Please do not hesitate to contact me at (650) 703-4002 or b.tirva@sonimtech.com.

Sincerely,

/s/ Robert Tirva

Robert Tirva
President, Chief Operating Officer and Chief Financial Officer
Sonim Technologies, Inc.